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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                SCHEDULE 14D-9/A
                Solicitation/Recommendation Statement Pursuant to
             Section 14(d)(4) of the Securities Exchange Act of 1934
                                (Amendment No. 4)

                              COMAIR HOLDINGS, INC.
                            (Name of Subject Company)

                          ----------------------------

                              Comair Holdings, Inc.
                        (Name of Person Filing Statement)

                      Common Stock, no par value per share
                        (Title of Classes of Securities)

                                    199789108
                      (CUSIP Number of Class of Securities)

                         ------------------------------

                               Randy D. Rademacher
            Senior Vice President Finance and Chief Financial Officer
                              Comair Holdings, Inc.
                     P.O. Box 75021, Cincinnati, Ohio 45275
                                 (606) 767-2550

           (Name, Address and Telephone Number of Person authorized to
                 Receive Notices and Communications on Behalf of
                          the Person Filing Statement)
                          -----------------------------

                                 With a copy to:

Peter D. Lyons, Esq.                         Richard D. Siegel, Esq.
Shearman & Sterling                          Keating, Muething & Klekamp P.L.L.
599 Lexington Avenue                         1800 Provident Tower
New York, New York  10022                    One East Fourth Street
(212) 848-4000                               Cincinnati, Ohio  45202
                                             (513) 579-6400

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         This Amendment No. 4 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on October 22, 1999, as amended (the "Schedule 14D-9"), by Comair Holdings, Inc., a Kentucky corporation ("Comair"), relating to the offer by Delta Air Lines, Inc., a Delaware corporation, to purchase through its indirect, wholly owned subsidiary Kentucky Sub, Inc., a Kentucky corporation, all of the issued and outstanding shares of common stock (the "Shares"), no par value, of Comair, at a price of $23.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Merger Agreement.

         Capitalized terms used but not defined herein have the meaning ascribed to them in the Schedule 14D-9.

Item 3.  IDENTITY AND BACKGROUND

         (b)(1) 1. Chairman/Chief Executive Officer and President/Chief Operating Officer -- Employment Agreements

         The second paragraph of the section entitled "Chairman/Chief Executive Officer and President/Chief Operating Officer -- Employment Agreements" is hereby amended and supplemented by adding the following sentence at the end thereof:

                  "Alternatively, Messrs. Mueller and Siebenburgen could agree to receive such payments 45 days after the consummation of the Offer and in such event would receive interest at a rate of 8% per annum on the amounts that otherwise would have been payable upon the consummation of the Offer."

         (b)(1) 2.  Senior Vice Presidents -- Employment Agreements

         The second paragraph of the section entitled "Senior Vice Presidents -- Employment Agreements" is hereby amended and supplemented by adding the following sentence at the end thereof:

                  "Alternatively, Messrs. Stuart, Curran and Rademacher and Ms. Noble could agree to receive such payments 45 days after the consummation of the Offer and in such event would receive interest at a rate of 8% per annum on the amounts that otherwise would have been payable upon the consummation of the Offer."

         (b)(1) 3.  Vice Presidents -- Employment Agreements

         The second paragraph of the section entitled "Vice Presidents -- Employment Agreements" is hereby amended and supplemented by adding the following sentence at the end thereof:

                  "Alternatively, the Vice Presidents could agree to receive such payments 45 days after the consummation of the Offer and in such event would receive interest at a rate of 8% per annum on the amounts that otherwise would have been payable upon the consummation of the Offer."


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Annex I.    Information Statement Pursuant to Section 14(f) of the Securities
            Exchange Act of 1934 and Rule 14f-1 Thereunder

         The second paragraph of the section entitled "Directors and Executive
Officers: Material Contracts and Agreements with Executive Officers:
Chairman/Chief Executive Officer and President/Chief Operating Officer -- Employment Agreements" is hereby amended and supplemented by adding the following at the end thereof:

                  "Alternatively, Messrs. Mueller and Siebenburgen could agree to receive such payments 45 days after the consummation of the Offer and in such event would receive interest at a rate of 8% per annum on the amounts that otherwise would have been payable upon the consummation of the Offer."

         The second paragraph of the section entitled "Directors and Executive
Officers: Material Contracts and Agreements with Executive Officers: Senior Vice Presidents -- Employment Agreements" is hereby amended and supplemented by adding the following at the end thereof:

                  "Alternatively, Messrs. Stuart, Curran and Rademacher and Ms. Noble could agree to receive such payments 45 days after the consummation of the Offer and in such event would receive interest at a rate of 8% per annum on the amounts that otherwise would have been payable upon the consummation of the Offer."

         The second paragraph of the section entitled "Directors and Executive
Officers: Material Contracts and Agreements with Executive Officers: Vice Presidents -- Employment Agreements" is hereby amended and supplemented by adding the following at the end thereof:

                  "Alternatively, the Vice Presidents could agree to receive such payments 45 days after the consummation of the Offer and in such event would receive interest at a rate of 8% per annum on the amounts that otherwise would have been payable upon the consummation of the Offer."


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       Comair Holdings, Inc.

                                       By:    /s/ Randy D. Rademacher
                                       -----------------------------------------
                                       Name:  Randy D. Rademacher
                                       Title: Senior Vice President Finance and
                                              Chief Financial Officer

Dated:  November 12, 1999

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